3/20/14
KW

14048290

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCH Enterprises, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 W. Northfield Drive #100
(No. and Street)

Brownsburg	IN	46112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C. Heinekamp (317)852-8184
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Opperman, CPA
(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	Lafayette	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, Steven C. Heinekamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCH Enterprises, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Steven C. Heinekamp, Presidetn

Title

Angelica R. Rivera

Notary Public

ANGELICA R. RIVERA
Notary Public, State of Indiana
Hendricks County
Commission # 637544
My Commission Expires
August 12, 2020

STATE OF INDIANA NOTARY SEAL

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCH ENTERPRISES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

SCH ENTERPRISES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of SCH ENTERPRISES, INC. a Indiana corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCH ENTERPRISES, INC. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 26, 2014

SCH ENTERPRISES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2013

EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
e@edwardoppermancpa.com | www.edwardoppermancpa.com

SCH ENTERPRISES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of SCH ENTERPRISES, INC. a Indiana corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCH ENTERPRISES, INC. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 26, 2014

SCH ENTERPRISES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013 and 2012

	2013	2012
ASSETS		
Current Assets		
Cash and cash equivalents	$ 110,242	$ 80,167
Commission receivable	2,243	13,562
Prepaid expenses	2,585	2,585
Total Current Assets	115,070	96,314
Other Assets		
Marketable equity securities	15,920	9,996
TOTAL ASSETS	$ 130,990	$ 106,310

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
LIABILITIES		
Accrued expenses	$ 3,824	$ 3,699
TOTAL LIABILITIES	3,824	3,699
STOCKHOLDERS' EQUITY		
Common Stock	$ 9,500	$ 9,500
Retained Earnings	106,345	87,714
Accumulated other comprehensive income	11,321	5,397
TOTAL STOCKHOLDERS' EQUITY	127,166	102,611
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 130,990	$ 106,310

The accompanying notes are an integral part of the financial statements.

SCH ENTERPRISES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Commissions revenue	$ 462,932	$ 475,426
Interest and dividends	216	262
TOTAL REVENUE	463,148	475,688
EXPENSES		
Salaires and wages	63,137	58,270
Travel and entertainment	4,341	13,668
Consulting	-	11,101
Auto	5,666	7,710
Rent	6,720	6,720
Utilities	1,703	1,754
Telephone	3,911	3,866
Insurance	1,575	880
Professional fees	11,895	11,145
Office supplies and expenses	437	787
Janitorial expense	2,688	2,950
Employee benefits and professional development	1,894	1,980
TOTAL EXPENSES	103,967	120,831
Net Income (Loss)	$ 359,181	$ 354,857
Other Comprehensive Income		
Unrealized gain on securities during the year	5,924	192
Comprehensive Income	$ 365,105	$ 355,049

The accompanying notes are an integral part of the financial statements.

SCH ENTERPRISES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance at January 1, 2012	$ 9,500	$ 40,557	$ 5,205	$ 55,262
Net Income	-	354,857	-	354,857
Unrealized gain on marketable securities	-	-	192	192
Distributions	-	(307,700)	-	(307,700)
Balance at December 31, 2012	**$ 9,500**	**$ 87,714**	**$ 5,397**	**$ 102,611**
Net Income	-	359,181	-	359,181
Unrealized gain on marketable securities	-	-	5,924	5,924
Distributions	-	(340,550)	-	(340,550)
Balance at December 31, 2013	**$ 9,500**	**$ 106,345**	**$ 11,321**	**$ 127,166**

The accompanying notes are an integral part of the financial statements.

SCH ENTERPRISES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 359,181	$ 354,857
(Increase) decrease in operating assets:		
Commission receivable	11,319	(11,310)
Prepaid expenses	-	(475)
Increase (decrease) in operating liabilities:		
Accrued expenses	125	1,221
Net Cash Provided by (Used in) Operating Activities	370,625	344,293
CASH FLOWS FROM INVESTING ACTIVITIES		
Redemption of certificates of deposit	-	8,000
Net Cash Provided by (Used in) Investing Activities	-	8,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Sharehold distributions	(340,550)	(307,700)
Net Cash Provided by (Used in) Financing Activities	(340,550)	(307,700)
Net increase (decrease) in cash	30,075	44,593
Cash - beginning of year	80,167	35,574
Cash - end of year	$ 110,242	$ 80,167
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$ -	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—SCH ENTERPRISES, INC., (the Firm), is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC and various states within the United State. The Firm operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Firm operates under the exemptive provision of the SEC Rule 15c3-3(k) (2) (ii). The Firm was organized and incorporated in the State of Indiana on April 1, 1999.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2013 and 2012.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for both years.

e. Commissions Receivable—Commissions Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible commissions receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $0 for the years ended December 31, 2013 and 2012. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During 2013 and 2012, advertising costs of $0 were incurred for both years.

h. Investment in Debt and Marketable Equity Securities—The Firm has an investment in a marketable equity security that is listed and traded on a national exchange. The Firm's investment in marketable equity securities has been classified as available-for-sale and is stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. Method of Accounting—The Firm's financial statements are presented on the accrual basis method of accounting.

j. Revenue Recognition—The Firm recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

k. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2012 and 2011, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2013 and 2012 there were $2,243 and $13,562 in accrued commissions receivable. At December 31, 2013 and 2012 there were $0 and $0 accrued commissions payable.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2013 and 2012.

The Firm's federal and state income tax returns for 2010 through 2013 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 5: COMMON STOCK AND BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

The Firm has one class of common stock with no par value that has equal rights, preferences, qualifications, limitations and restrictions. As of December 31, 2013 and 2012, the Firm's share of common stock were 1,000 shares authorized, with 250 shares issued and outstanding.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Firm is $5,000. At December 31, 2013, the Firm's net capital was $124,778 which was $119,778 in excess of its minimum net capital requirement. There is a difference of $0 between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part II of Form X-17a-5 as of December 31, 2013. The difference relates to audit adjustments on accounts included in net capital.

NOTE 7: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2013, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 8: FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value if defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Firm. Unobservable inputs are inputs that reflect the Firm's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarch input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 9: FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2013, the Firm held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value.

Description	Level1: Quoted Prices in Active Markets for Idetical Assets	Total Fair Value December 31, 2013
Marketable Equity Securities Financial Services Industry	$ 15,920	$ 15,920
Total Assets	$ 15,920	$ 15,920

NOTE 10: INVESTMENTS IN MARKETABLE EQUITY SECURITIES

The following is a summary of the Firm's investment in available-for-sale securities at December 31, 2013.

Investments	Aggregate Cost	Gross Unrelaized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 4,600	$ 11,320	$ -	$ 15,920

NOTE 11: RELATED PARTY TRANSACTIONS

The Firm shares office space, utilities, telephone, interior maintenance and janitorial services with two related parties and, accordingly, incurred expenses paid to these parties of $12,882 and $15,290 for the years ended December 31, 2013 and 2012. The Firm's allocation of shared expenses is per an Expense Sharing Agreement effective October 1, 2011.

The Expense Sharing Agreement calls for the sharing of rent, utilities, maintenance and janitorial services between a related entity and the Firm. The agreement calls for an 80% (related entity), 20% (the Firm) split of shared expenses for the period January through April; and a 40% (related entity), 60% (the Firm) split of shared expenses for the period May through December each year

NOTE 12: OPERATING LEASES

The Firm has a shared obligation with an entity, related by common ownership, under the terms of an operating lease with a separate entity, also related by common ownership, for it office facilities. The lease term began on January 1, 2009, and provides for $14,400 in total shared annual cost with the related entity. The lease expires December 31, 2014. Rent expense paid by the Firm during 2013 and 2012 was $6,720 for each year. A related entity paid the remaining $7,680 for each year due under the lease agreement.

The remaining years of minimum future rentals on the non-cancelable operating lease as of December 31, 2013, would be $6,720 for the year ended December 31, 2014.

NOTE 13: CONCENTRATION OF CREDIT RISK

The Firm's financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and commission receivable. The Firm places its cash and cash equivalents with primarily one financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Firm has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured as December 31, 2013 and 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013 insurance coverage reverted to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits for future periods.

The Firm routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Commission and fees derived from the sale of products with two investment companies exceeded ninety percent (90%) of total revenues and exceeded eighty percent (80%) of commissions receivable as of December 31, 2013 and 2012.

NOTE 14: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through RELEATE DATE, the date on which the financial statements were available to be issued.

NOTE 15: PRIOR YEAR FINANCIAL STATEMENTS

The prior year financial statements were audited by a different independent audit firm, there report dated February 26, 2013 stated an unqualified opinion for the year ended December 31, 2012.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

We have audited the financial statements of SCH ENTERPRISES, INC. as of and for the year ended December 31, 2013, and our report thereon dated January 20, 2013, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 26, 2014

SCH ENTERPRISES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

Schedule I

1. Total ownership equity from Statement of Financial Condition		$ 127,166
2. Deduct ownership equity not allowable for Net Capital		-
3. Total ownership equity qualified for Net Capital		$ 127,166
4. Add:		
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
b. Other deductions or allowable in computation of net capital		-
5. Total capital and allowable subordinated liabilities		127,166
6. Deductions and/or charges:		
a. Total nonallowable assets from Statement of Financial Condition	-	
b. Secured demand note deficiency	-	
c. Commodity futures contracts & spot commodities-proprietary capital charges	-	
d. Other deductions and/or charges	-	-
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		127,166
9. Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
a. Contractual securities commitments	-	
b. Subordinated securities borrowings	-	
c. Trading and investments securities	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	2,388	
d. Undue Concentrations	-	
e. Other	-	(2,388)
10. Net Capital		$ 124,778

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$ 255
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		119,778
15. Net capital less greater of 10% of line 18 or 120% of line 12		$ 118,778
16. Total liabilities from Statement of Financial Condition		$ 3,824
17. Add:		
a. Drafts for immediate credit	-	
b. Market value of securities borrowed for which no equivalent value is paid or credited	-	
c. Other unrecorded amounts (List)	-	-
18. Total aggregate indebtedness		$ 3,824
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)		3.06%

The accompanying notes are an integral part of the financial statements.

SCH ENTERPRISES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

SCH ENTERPRISES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SCH ENTERPRISES, INC.
Brownsburgh, Indiana

Report on the Financial Statements

We have audited the accompanying financial statements of SCH ENTERPRISES, INC. a Indiana corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCH ENTERPRISES, INC. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
JANUARY 26, 2014